January 30, 2025

Raquel Izumi
Acting Chief Executive Officer
Vincerx Pharma, Inc.
1825 S. Grant Street
San Mateo, CA 94402

       Re: Vincerx Pharma, Inc.
           Registration Statement on Form S-3
           Filed January 24, 2025
           File No. 333-284478
Dear Raquel Izumi:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
General

1. We note your Current Reports on Form 8-K filed on December 27, 2024, and furnished on January 23, 2025, relating to the proposed business combination between
       your company and Oqory, Inc. Please provide us with your analysis of the application of each of Item 11(a) and Item 11(b) of Form S-3 in relation to the proposed business combination. In your analysis, please tell us whether the transaction is considered
       "probable" pursuant to Regulation S-X such that financial statements are required to be filed.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 January 30, 2025
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Alan Campbell at 202-551-4224 or Laura Crotty at 202-551-7614 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Julie Park